# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIODESIX INC, CIK 0001439725
CUSIP: 09075X108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 08/29/2025
Filed by CIK 0001021412
Persons authorized to receive notices and communications: Jack W. Schuler, PO Box 531, Lake Bluff, Illinois (IL), 60044, (520) 906-2991

## Reporting persons
- SCHULER JACK W (CIK 0001021412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 414,811; shared voting power 39,406,546; sole dispositive power 414,811; shared dispositive power 39,406,546; aggregate amount beneficially owned 39,821,357 (26% of the class)
  Comment: (1) Sole voting and dispositive power includes 414,811 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
  
  (2) Percent of class is calculated based on a total of 152,721,438 Shares outstanding, as provided by the Issuer on September 3, 2025, plus 414,811 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
- Jack W. Schuler Living Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 24,406,546; sole dispositive power 0; shared dispositive power 24,406,546; aggregate amount beneficially owned 24,406,546 (16% of the class)
  Comment: (1) Percent of class is calculated based on a total of 152,721,438 Shares outstanding, as provided by the Issuer on September 3, 2025.
- Jack W. Schuler 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 15,000,000; sole dispositive power 0; shared dispositive power 15,000,000; aggregate amount beneficially owned 15,000,000 (9.8% of the class)
  Comment: (1) Percent of class is calculated based on a total of 152,721,438 Shares outstanding, as provided by the Issuer on September 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIODESIX INC
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Comment: This Amendment No. 8 to Schedule 13D ("Amendment No. 8") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on November 9, 2020 (the "Initial Schedule 13D"), as amended on January 28, 2022, on April 11, 2022, on November 23, 2022, on August 11, 2023, on April 9, 2024, on May 23, 2024, and on May 20, 2025 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Biodesix, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal address of each of the Reporting Persons is PO Box 531, Lake Bluff, Illinois 60044.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 29, 2025, Mr. Schuler, through the Trust, purchased 3,488,372 Shares, at a price of $0.43 per Share, in a registered at-the-market offering, for an aggregate purchase price of $1,499,999.96.

The source of funds for the purchase reported herein was Mr. Schuler's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 39,821,357 Shares, which represents approximately 26.0% of the Shares outstanding.

Mr. Schuler's beneficial ownership consists of (i) 83,152 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (ii) 331,659 Shares that Mr. Schuler has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (iii) 24,406,546 Shares held by the Trust, representing approximately 16.0% of the Shares outstanding, and (iv) 15,000,000 Shares held by the GRAT, representing approximately 9.8% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of (i) 152,721,438 Shares outstanding, as provided by the Issuer on September 3, 2025, and, for purposes of calculating Mr. Schuler's beneficial ownership percentage, (ii) 414,811 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 414,811 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 24,406,546 Shares beneficially owned by the Trust.

As sole trustee of the GRAT, Mr. Schuler shares with the GRAT the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 15,000,000 Shares beneficially owned by the GRAT.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 8 is incorporated by reference herein. Except as set forth in this Amendment No. 8, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

## Signatures
- SCHULER JACK W: /s/ Jack W. Schuler, Jack W. Schuler (09/03/2025)
- Jack W. Schuler Living Trust: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (09/03/2025)
- Jack W. Schuler 2025 GRAT: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (09/03/2025)